19

AB 3/6/03

03014311

RECEIVED
MAR 0 3 2003
SEC MAIL PROCESSING SECTION
WASH. D.C.
208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SUCCESS TRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2131 K STREET NORTH WEST P 1
(No. and Street)

WASHINGTON D.C. (City) (State) 20037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FUAD AHMED 202-466-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FUAD AHMED, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUCCESS TRADE SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ss:

... me this 21st Feb, 2003

Beverly Lynn DeAlba, Notary Public

My Commission Expires: 8/31/06

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUCCESS TRADE SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	2,696
Deposits with clearing organizations		15,000
Receivable from broker-dealers and clearing organizations		44,119
Securities owned:		
Marketable, at market value		375
	$	62,190

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to broker - dealers and clearing organizations	$	68
Securities sold, not yet purchased, at market value		411
Income taxes payable		1,500
Accounts payable, accrued expenses, and other liabilities		5,000
		6,979
Stockholder's equity:		
Common stock, No par value, 5,500,000 shares authorized, 16,000 shares issued and outstanding		16,000
Additional paid-in capital		4,000
Retained earnings		35,211
		55,211
	$	62,190

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 506,153
Other income	1,238
	507,391
Expenses:	
Floor brokerage, exchange and clearance fees	264,306
Interest expense	45
Other expenses	202,096
	466,447
Income before income taxes	40,944
Income taxes	9,500
Net Income	$ 31,444

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2002	$ 16,000	$ -	$ 3,767	$ 19,767
Capital Contribution		4,000		4,000
Net Income			31,444	31,444
Balance, December 31, 2002	$ 16,000	$ 4,000	$ 35,211	$ 55,211

The accompanying notes are an intergal part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net Income	$ 31,444
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in Receivable from broker-dealers	(42,994)
Decrease in Deferred tax asset	8,000
Increase in Income Taxes Payable	1,500
Increase in Payable to broker-dealers	411
Increase in Securities owned	(307)
Total adjustments	(33,390)
Net cash used for operating activities	(1,946)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Additional paid-in capital	4,000
Increase in cash	2,054
Cash at beginning of the year	642
Cash at end of the year	$ 2,696

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 45
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:
The Company was organized as a Washington D.C. corporation on October 6, 1997 for the purpose of doing business as a broker/dealer in securities. Commission revenue and expenses are recorded on a settlement date basis. The Company is a wholly owned subsidiary of Success Trade, Inc.

Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and tries to insure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $54,647 at December 31, 2002, which exceeds required net capital of $5,000 by $49,647. The ratio of aggregated indebtedness to net capital at December 31, 2002 was 12.77%.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company paid management fees of $178,650 to Success Trade, Inc. (STI) a related entity. Management fees are for such services as rent, payroll and other overhead. At December 31, 2002 the Company had no liability due to this entity.

Operating results of the Company could differ significantly from those that would have been obtained if this entity were autonomous from STI.

SUCCESS TRADE SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2002

SCHEDULE I

SUCCESS TRADE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Aggregate Indebtedness			
Securities sold not yet purchased, at market value	$	411	
Payable to broker dealers and clearing organizations		68	
Income taxes payable		1,500	
Accounts payable and accrued expenses		5,000	
		6,979	
Net Capital			
Stockholder's equity			$ 55,211
Haircuts			(564)
Net Capital, as defined			$ 54,647
Net Capital Requirement			5,000
Net Capital In Excess of Requirement			$ 49,647
Ratio Of Aggregate Indebtedness To Net Capital			12.77%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2002			
Net capital as reported in the Company's Part IIA (unaudited)			
Focus Report			$ 38,607
Net audit adjustments			8,500
Decrease in non-allowables and haircuts			7,540
Net capital per above			$ 54,647

SCHEDULE II

SUCCESS TRADE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Success Trade Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable. The Company relies on K (2) (ii) exemption, and complied with the conditions of the exemption.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liberfarb + Sussman

Liberfarb & Sussman
Norwood, Massachusetts
February 19, 2003